ONE LIBERTY PROPERTIES, INC.
60 CUTTER MILL ROAD SUITE 303
GREAT NECK, NY 11021

September 17, 2008

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

Re:	One Liberty Properties, Inc.
Form 10-K for the year ended December 31, 2007
Filed 3/13/08
File No.: 001-09279

Dear Mr. Gordon:

This letter responds to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated September 11, 2008 to Patrick J. Callan, Jr., President and Chief Executive Officer of One Liberty Properties, Inc. (the “Company”), regarding the Company’s Form 10-K for the year ended December 31, 2007. For your convenience, each staff comment is set forth below, with the Company’s response immediately thereafter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 16

Comment #1:
In future filings, please disclose your average annual rental per square foot on a portfolio basis for the most recently completed fiscal year.

Response:
The Company will present in future Form 10-K filings the average annual rental per square foot on a portfolio basis for the most recently completed fiscal year.

Consolidated Statement of Cash Flows, page F-6

Comment #2:
Please tell us how you determined it was appropriate to recognize distributions of earnings from unconsolidated joint ventures during 2006 as cash flows from operating activities. It appears that these earnings relate to proceeds from the sale of assets, which would be a cash flow from investing activities. Refer to the AICPA’s Technical Questions and Answers, Section 1300: Statement of Cash Flows. Also, see paragraph 87 of SFAS 95.

Response:
The Company believes there are two acceptable methods to determine whether distributions received from unconsolidated investees are returns on or returns of the investment. They are as follows:

A Cumulative Earnings Approach - Under this approach, all distributions received by the investor are deemed to be returns on the investment (operating cash flow) unless the cumulative distributions exceed the cumulative equity in earnings recognized by the investor, in which case the excess distributions are deemed to be returns of the investment (investing cash flow).

A Look Through Approach - Under this approach, the presumption exists that the distributions are reported under the cumulative earnings approach unless the facts and circumstances of a specific distribution clearly indicate that the presumption has been overcome (e.g. sale of assets), in which case the specific distribution is deemed to be a return of the investment (investing cash flow).

Statement 95, Paragraph 16b, states that cash inflows from investing activities are “Receipts from sales of equity instruments of other enterprises…and from returns of investment in those instruments.” Paragraph 22b, states that cash flows from operating activities are “Cash receipts from returns on…equity securities—interest and dividends.” Further, Example 1 in Appendix C of Statement 95 illustrates that a dividend (distribution) received from an affiliate accounted for under the equity method is reflected in operating cash flows. Accordingly, for those entities that have equity method investments, it is important for the investor to assess whether a return of cash from the unconsolidated investee is a return on its investment (that is, a dividend) or a return of its investment, for purposes of appropriately reporting the distribution in the statement of cash flows.

Further, under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, dividends received from a cost method investee in excess of earnings subsequent to the date of the investment are considered a return of an investment.  It would therefore be appropriate to apply this definition of a return of an investment to distributions received from an equity method investee.

The Company has elected to follow the cumulative earnings approach when assessing whether the distribution from the investee is a return of the investor’s investment as compared to a return on its investment. The source of the cash generated by the investee to fund the distribution is not a factor in the analysis (that is, it does not matter whether the cash was generated through investee refinancing, sale of assets or operating results). Rather, the investor need only consider the relationship between the cash received from the investee to its equity in the undistributed earnings of the investee, on a cumulative basis, in assessing whether the distribution from the investee is a return on or return of its investment.  Cash received from the unconsolidated entity is presumed to be a return on the investment to the extent that, on a cumulative basis, distributions received by the investor are less than its share of the equity in the undistributed earnings of the entity.  The Company monitors on a cumulative basis the distributions received versus the cumulative equity earned in order to properly present the distribution in the cash flow statement.

Schedule 14A filed April 29, 2008

Director Compensation - 2007, page 9

Comment #3:
Please explain the differences in the amount of stock awards given to the directors. For example, we note that Jeffrey Gould received 3,000 shares of restricted stock on February 28, 2007, while other officers received 2,250 and 1,250 on the same date. Please provide this disclosure in future filings in accordance with Item 402(k) (3) of Regulation S-K.

Response:
In future filings the Company will explain the differences in stock awards given to its directors. With respect to the differences in the amount of stock awarded to directors in February 2007, please be advised as follows:

(a)
All of the directors listed in the “Director Compensation Table - 2007” are non-management directors, except for Jeffrey Gould. Jeffrey Gould was and continues to be an officer of the Company. The award of shares to him was in his capacity as an officer and not in his capacity as a director. We were of the opinion that this Table was the appropriate place to make disclosure of this stock award, since Jeffrey Gould is also a director, but he is not a named executive officer;

(b)
The directors who received 2,250 shares were all members of the Audit Committee. The award of shares to them was recommended by the Compensation Committee and approved by the Board of Directors in view of the extraordinary time requirements of the Audit Committee Members in performing their functions. Each other non-management director received an award of 1,250 shares.

Please be advised that in accordance with the staff’s request, the Company acknowledges each of the following:

(i)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any other person under the federal securities laws of the United States.

Please direct any additional correspondence regarding the Company’s Form 10-K for the year ended December 31, 2007 or any other Company filings to my attention.

Thank you for your assistance with this matter.

Very truly yours,

/s/ David W. Kalish

David W. Kalish
Senior Vice President and
Chief Financial Officer

cc:  Mr. Eric McPhee